Exchange Offer to OJSC VimpelCom Shareholders
Analyst Conference Call – Tuesday 9 February 2010
Platform for Value Creation in Global Emerging Markets Telecoms
Filed by VimpelCom Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Open Joint Stock Company “Vimpel-Communications”
Subject Company’s Commission File No.: 001-14522

VimpelCom Ltd.
Analyst Conference Call –Tuesday 9 February 2010

Transaction overview and key benefits
(1)    Market share by subscribers (as of Dec’ 08) (source: AC&M)
(2)    Market share by subscribers (as of Sep’ 09) (source: AC&M)
(3) FCF (Free Cash Flows) = Net income plus depreciation and amortisation minus capital expenditures.
OJSC VimpelCom
Kyivstar
A leading mobile operator in Ukraine
with 40.2% (2) market share
Strong brand and customer perception
Extensive and high quality mobile network
Innovative services and content
Near term benefits for OJSC VimpelCom shareholders
Long term benefits for OJSC VimpelCom shareholders
Maximise value creation
and returns to shareholders
“Platform
for value creation in
global emerging
markets telecoms”
VimpelCom
Ltd.
Acquisition of a leading mobile operator in Ukraine
Strengthened strategic profile with a potential for
operational improvements and efficiencies
Strong independent corporate and governance
structure
Committed dividend policy, proposing to distribute at
least 50% of FCF (3) from Kyivstar and OJSC
VimpelCom’s Russian operations
A leading telecoms provider in Russia and
CIS
25.4% (1) mobile market share in Russia
Operations in nine countries
Covers territory with total population of
around 340 million

VimpelCom Ltd.
Step

Key transaction steps
Step

Step

3
Current OJSC VimpelCom shareholding
33.6%
29.9%
37.0% 44.0%
29.4%
26.1%
Economic Voting
Free Float
Altimo
Telenor
Proposed VimpelCom Ltd. shareholding (1)
38.8%
35.4%
38.5%
43.9%
22.7%
20.7%
Economic Voting
Free Float
Altimo
Telenor
(1) Assumes 100% take up of exchange offer
Analyst Conference Call –Tuesday 9 February 2010
Offer to exchange securities of OJSC VimpelCom for VimpelCom Ltd. securities
Contribution of Kyivstar by Altimo and Telenor into VimpelCom Ltd.
Listing of VimpelCom Ltd. on NYSE and delisting of OJSC VimpelCom
3.4 to 1
effective equity split
between OJSC VimpelCom
and Kyivstar shareholders

VimpelCom Ltd.

Kyivstar - a leading mobile operator in Ukraine
(in UAH MM)
26.4%
16.4%
Analyst Conference Call –Tuesday 9 February 2010
Kyivstar revenues
Brand awareness 99.0%
Points of sale 95,000
Best network quality 52.1%
Customer satisfaction 85.4%
Best customer service 41.0%
Key
Strengths
Kyivstar Adj. OIBDA
(3)
25.8%
17.9%
5,070
6,374
7,521
4,788
59%
58%
59%
55%
2006 2007 2008 9M 2009
8,639
10,924
12,711
8,634
2006 2007 2008 9M 2009
(in UAH MM) (% margin)
Source: Company reports, AC&M Consulting, TNS survey.
(1)     Market  share by subscribers; Market  share and subscriber data as of  Sep’ 09.
(2)     Average ARPU for 9 months ended Sep’ 09.
(3)     Operating Income before Depreciation, Amortisation and Impairment Loss
Market
share (1)
Key performance indicators (KPI’s)
21.4%
40.2%
32.1%
6.3%
Kyivstar MTS Life:) Others
22.3 million subscribers
(1)
with UAH 41.0 ARPU
(2)

VimpelCom Ltd.
VimpelCom Ltd. - a leading emerging markets telecoms operator
(1)     Operating Income before Depreciation, Amortisation and Impairment Loss.
(2) Others include OJSC VimpelCom operations in Kazakhstan (6.8m subs), Uzbekistan (3.7m subs), Tajikistan (0.7m subs), Armenia (0.5m subs), Georgia (0.3m subs), Cambodia (0.1m subs).
Strengthen strategic position
Maximise returns to shareholders
Extract operational improvements
and efficiencies
Explore growth opportunities
Source: Company reports, AC&M Consulting

Analyst Conference Call –Tuesday 9 February 2010
51.0
22.3
87.7
2.2
Russia Others VimpelCom
Ltd
Ukraine
(Bars represent subscribers in millions (Sep ’09))
(2)
VimpelCom Ltd. subscribers
Revenue
Adj. OIBDA
(1)
% Margin
Net Income
2008 9M 2009
12,616 7,443
1,130 1,055
6,280 3,805
49.8% 51.1%
(in MM USD)
VimpelCom Ltd. PF financials
12.2

VimpelCom Ltd.

(1) United Nations Commission on International Trade Law.
Independent governance and corporate structure
Analyst Conference Call –Tuesday 9 February 2010
Incorporation in Bermuda will improve corporate governance and reduce Russia and
Ukraine related risks
Shareholders agreement governed by New York law designed to avoid deadlock situations
Any shareholder disputes to be resolved by arbitration proceedings in London under
UNCITRAL
(1)
arbitration rules
Corporate governance structure will align the interests of all shareholders
Balanced Board structure:
–
3 unaffiliated Board members, 3 designated by Telenor and 3 designated by Altimo
–
Unaffiliated Board members will act as swing votes on Board decisions
–
No veto rights for Altimo or Telenor
Chairman and CEO will be unaffiliated with Telenor or Altimo
Strong minority shareholder protection mechanisms
–
Requirement for approval of majority of independent shareholders for certain key decisions
Independent
governance
and strong
minority rights
Robust
corporate law
framework

VimpelCom Ltd.

Exchange offer timetable
(1) Assumes no extension of offer period, US offer closes on 15 April 2010 and Russian offer closes on 20 April 2010.
(2) Squeeze-out procedure to start within 35 days of the expiration of the Russian offer.
Key transaction milestones (2010)
Analyst Conference Call –Tuesday 9 February 2010
Launch tender offer
Tender offer period
(1)
Last day for tendering in the US offer
VimpelCom Ltd. begins trading on NYSE
Kyivstar contribution
Delisting of OJSC VimpelCom from NYSE
Initiate minority squeeze-out
(2)
April March February May
9 February
21 April
21 April
End April / Early May
Mid /
Late May
15 April

VimpelCom Ltd.

Cautionary statement regarding forward-looking statements
Analyst Conference Call –Tuesday 9 February 2010
This announcement contains "forward-looking statements." Forward-looking statements provide VimpelCom Ltd.'s current expectations or forecasts of future events. Forward-looking statements include statements about VimpelCom Ltd.'s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts.  Any statement in this announcement that expresses or implies
VimpelCom Ltd.'s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement.
Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,”
“will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to:
risks related to the timing or ultimate completion of the Transaction;
the possibility that expected benefits may not materialise as expected;
that, prior to the completion of the Transaction, OJSC VimpelCom's business or Kyivstar's business may not perform as expected;
that the parties are unable to successfully implement integration strategies or otherwise realise any synergies that might arise from the
Transaction;
future operating or financial results;
expectations regarding the future growth of the telecommunications industry;
forecasts regarding future macroeconomic performance or results;
future payments of dividends and the availability of cash for the payment of dividends;
future acquisitions, business strategy and expected capital spending;
assumptions regarding interest rates and inflation;
changes in governmental rules and regulations or actions taken by regulatory authorities;
unanticipated changes in laws and regulations;
potential liability from future litigation; and
other risks and uncertainties that are beyond the parties' control.
If such risks or uncertainties materialise or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

VimpelCom Ltd.

Important additional information
Analyst Conference Call –Tuesday 9 February 2010
In connection with the U.S. Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs)
VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located.  In addition, VimpelCom Ltd. will file a Statement on Schedule
TO with the SEC in respect of the U.S. Offer.  Holders of OJSC VimpelCom securities are urged to carefully read the registration statement
(including the prospectus), the Statement on Schedule TO, and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information.  Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials, the Statement on Schedule TO, and other relevant documents filed with the
SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov.  The prospectus and related U.S. Offer acceptance materials are being mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer.  Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).
This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The solicitation of offers to exchange
OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the prospectus and related U.S. Offer acceptance materials that are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located.  An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Russian Offer if such investor is a “qualified investor" under the applicable Russian rules and regulations.  This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.
This announcement does not constitute advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ "On the Securities Market" dated April 22, 1996, as amended (the "Securities Law"), Federal Law No. 46-FZ
"On the Protection of Rights and Lawful Interests of Investors on the Securities Market" dated March 5, 1999, as amended, and Federal Law No.
38-FZ "On Advertising" dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a "qualified investor" within the meaning of Article 51.2 of the Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of
VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the Russian Federation within the meaning of Article 51.1 of the Securities Law.